FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-255934-06

FREE WRITING PROSPECTUS, DATED JULY 25, 2023

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-255934) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor or BMO Capital Markets Corp. or any other underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by calling 1-866-864-7760.

The information in this document does not contain all information that is required to be included in the prospectus. This document should be reviewed only in conjunction with the entire prospectus. Prospective investors are advised to read carefully, and should rely on, the prospectus relating to the certificates referred to herein in making their investment decision. Methodologies used in deriving certain information contained in this document are more fully described elsewhere in the prospectus. The information in this document should not be viewed as projections, forecasts, predictions or opinions with respect to value.

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The securities related to this document are being offered when, as and if issued.  This free writing prospectus is not an offer to sell or a solicitation of an offer to buy such securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted. Such securities do not represent an interest in or obligation of the depositor, the sponsors, the originators, the master servicer, the special servicers, the trustee, the certificate administrator, the operating advisor, the asset representations reviewer, the controlling class representative, the risk retention consultation parties, the companion loan holders (or their representatives), the underwriters or any of their respective affiliates.  Neither such securities nor the underlying mortgage loans are insured or guaranteed by any governmental agency or instrumentality or private insurer.

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Cumberland Mall Mortgage Loan – Follow Up

Sent: Friday, July 21, 2023
Subject: BMO 2023-5C1 - Follow Up

Please see the below for a follow up on the Cumberland Mall property:

What is the reason for the cash out? Due to the recent Sponsor investment and commitment to the asset. Coupled with strong increases in sales performance and NOI growth.

1.	There was a former Sears box at the mall. Brookfield bought the box in 2017 and spent approximately $30mn on replacing the former Sears with Dick's Sporting Goods, Planet Fitness, and entertainment destination Round 1 Bowling. Dick's opened in Dec. 2020 and Round 1 opened in Feb 2021. Round 1 bowling spent over $8mn of their own money to build out the space.

2.	Also noteworthy, is that in 2021, Brookfield received entitlements on a mixed used development surrounding the mall. They plan bringing 300 residential units, 500k SF of office and an additional 60k of ground floor retail (not part of the collateral). The mixed use development is not part of the collateral but it shows the Sponsor’s commitment to the asset, by continuing to invest equity into the immediate area. The multifamily is undergoing construction right now and it’s projected to be completed next year. The total project cost for the multi is $100+mn and they have a $60mn loan on it. The Sponsor is investing $40mn of equity into the multifamily development. The multifamily development is currently underway and expected to be completed in the second quarter of 2024.

3.	Sales Growth:

1.	All the anchor stores at the Property are performing above their respective national chain averages. Macy’s sales are at $37.0mn, Costco’s sales are at $275mn, Round 1 sales are at $8.0mn, and Dick’s sales are at $24mn.

2.	Prior to the start of the COVID-19 pandemic, 2019 in-line sales PSF at the Cumberland Mall Property were $779 PSF and January 2023 TTM in-line sales PSF are $874 PSF, representing a 12.1% increase since 2019. Excluding Apple, in-line sales in 2019 were $518 PSF and January 2023 TTM in-line sales are at $610 PSF, representing a 17.7% increase since 2019. As of the January 2023 TTM, the in-line occupancy cost ratio is 8.3% including Apple and 11.9% excluding Apple.

4.	NOI Growth: The cash flow has been very resilient. The Property is currently 98-99% leased and has averaged 98% occupancy over the past 5 years. The Property's NOI has increased ~24% since 2019. The 2019 NOI was $19.9mn and in-place NOI is $24.8mn ($2.5mn driven by the Dick's, Round 1 Bowling, and planet fitness leases). In 2013 when it was last securitized, the NOI was around $15.5mn. NOI has grown over $9mn during the timeframe. The cash flow only declined 6.3% during COVID and fared better than a lot of other malls.

Is there any planned capex or repositioning planned? Just routine maintenance capex nothing major planned at this time. Brookfield already repositioned the asset by replacing the former Sears box as mentioned above.

How does this store perform relative to its comp set? The Property is located in a densely populated area and commercial node. The immediate area is a fast growing area that has experienced a lot of growth and investment. The Property is a 10 minute walk from Truist Park (home of the Atlanta braves which was built in 2017), a $1bn+ multi-use district call The Battery (anchored by SunTrust Park), and is home to a number of retail and restaurant uses, as well as several hospitality (250 room Omni Hotel), entertainment (The Roxy concert venue), and multifamily uses. The live, work, play environment surrounding Cumberland and Truist Park has drawn high-income renters and large corporations to the submarket in recent years. The submarket benefits from a strong base of large office users (31 million SF of office space) and has welcomed new expansions and relocations from major companies including new headquarters office for Thyssenkrupp and Papa John’s. Furthermore, the surrounding area features a strong mix of manufacturing companies and healthcare-related firms such as WellStar Health System and Aveanna Healthcare. Apartment rents have increased substantially over the last few quarters (outpacing the metro average) at a trailing twelve-month growth of 19.7%.

Cumberland’s competitive landscape includes a range of regional shopping centers and other lifestyle centers scattered throughout the large Atlanta metro area. The Property benefits from its position in a highly dense business area that is supplemented by several tourist attractions and future on-site development activity. Cumberland Mall draws people in from the northwest Atlanta region.  Cumberland’s nearby competitors are all on the circumference of Atlanta but cater to different local populations. Perimeter Mall is owned in a Brookfield JV approx. 10 miles east of Cumberland. In terms of performance Perimeter Mall, performs similarly to Cumberland but caters to the population living in the northeast region of Atlanta. Town Center at Cobb (12 miles away) has a similar tenant roster but it’s considered to be a deteriorating mall. Lenox Square and Phipps Plaza are both Simon owned malls that perform well but has a higher mix of luxury retailers catering to a more affluent shopper base.